Exhibit 12.2

BJ Services Company

Ratio of Earnings to Fixed Charges

(In Thousands)

	Six Months Ended March 31,
	2006	2005
COMPUTATION OF EARNINGS:
Add:
Income from continuing operations before income taxes	531,685	298,678
Fixed charges	15,066	23,514
Amortization of capitalized interest	850	749
Deduct:
Interest capitalized	1,291	283
Minority interest in pretax income of subsidiaries that have not incurred fixed charges	1,372	1,131

Earnings, as defined	544,938	321,527

COMPUTATION OF FIXED CHARGES:
Interest expensed and capitalized	1,581	8,041
Amortized premiums, discounts and capitalized interest related to indebtedness	850	2,838
Estimate of interest within rental expense	12,635	12,635

Fixed charges, as defined	15,066	23,514

Fixed charge ratio	36.17	13.67